SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A*
                                 (Rule 13d-102)

                                 Amendment No. 2


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              BARNES & NOBLE, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    067774109
                                 (CUSIP Number)

                               September 17, 2007
             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


     [x] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


                           (Page 1 of 10 Pages)
----------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067774109                 13G                    Page 2 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                       Pershing Square Capital Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 6,540,451
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 6,540,451
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 6,540,451
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                10.1
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------

CUSIP No. 067774109                 13G                    Page 3 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  PS Management GP, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 6,540,451
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 6,540,451
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 6,540,451
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                10.1
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------

CUSIP No. 067774109                 13G                    Page 4 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Pershing Square GP LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 2,895,551
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 2,895,551
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 2,895,551
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 4.5
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------

CUSIP No. 067774109                 13G                    Page 5 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  William A. Ackman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 6,540,451
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 6,540,451
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 6,540,451
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                10.1
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------

CUSIP No. 067774109                 13G                    Page 6 of 10 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Barnes & Noble, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 122 Fifth Avenue, New York, New York 10011.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (the "Investment Manager"), which serves as investment advisor or management company to Pershing Square, L.P. ("Pershing Square"), a Delaware limited partnership, Pershing Square II, L.P. ("Pershing Square II"), a Delaware limited partnership, and Pershing Square International, Ltd. ("Pershing Square International"), a Cayman Islands exempted company, with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by Pershing Square, Pershing Square II and Pershing Square International;
         (ii) PS Management GP, LLC, a Delaware limited liability company ("PS Management"), which serves as the general partner of the Investment Manager, with respect to the shares of Common Stock directly owned by Pershing Square, Pershing Square II and Pershing Square International;
        (iii) Pershing Square GP, LLC (the "General Partner"), a Delaware limited liability company, which serves as the general partner of each of Pershing Square and Pershing Square II, with respect to the shares of Common Stock directly owned by Pershing Square and Pershing Square II; and
         (iv) William A. Ackman, an individual ("Mr. Ackman"), who serves as the managing member of each of PS Management and the General Partner, with respect to the shares of Common Stock directly owned by Pershing Square, Pershing Square II and Pershing Square International.

               The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons agreement in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.

CUSIP No. 067774109                 13G                    Page 7 of 10 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 888 Seventh Avenue, 29th Floor, New York, New York 10019.

Item 2(c).     Citizenship:

     Investment Manager is a limited partnership organized under the laws of the State of Delaware. PS Management is a limited liability company organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Ackman is a United States citizen.

Item 2(d).     Title of Class of Securities:

     Barnes & Noble, Inc., common stock, $0.001 par value (the "Common Stock").

Item 2(e).  CUSIP Number:
     067774109.

Item 3. If this  statement  is filed  pursuant to Rules  13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ] Broker or dealer registered under Section 15 of the Act,

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the
                   Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)  [x] Investment Adviser in accordance with Rule 13d-1
                   (b)(1)(ii)(E),(1)

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [x] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),(2)

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

----------------------

(1)  With respect to the Investment Manager and the General Partner.
(2)  With respect to PS Management and Mr. Ackman.

CUSIP No. 067774109                  13G                   Page 8 of 10 Pages

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check the box.[ ]

Item 4.   Ownership.

         A. Pershing Square Capital Management, L.P.
            (a) May be deemed to have beneficially owned: 6,540,451 shares of Common Stock.
            (b) Percent of class: 10.1% The percentages used herein and in the rest of Item 4 are calculated based upon the 64,998,101 shares of Common Stock issued and outstanding as of September 17, 2007 as reflected in the Company's Form 10-Q, dated September 13, 2007.
            (c) Number of shares as to which such person may be deemed to have:
               (i) Sole  power to vote or direct  the vote:  -0-
              (ii) Shared  power to vote or direct  the vote:  6,540,451
             (iii) Sole power to dispose or direct the  disposition:  -0-
              (iv) Shared  power to dispose or direct the disposition: 6,540,451

         B. PS Management GP, LLC
            (a) May be deemed to have beneficially owned: 6,540,451 shares of Common Stock.
            (b) Percent of class: 10.1%
            (c) Number of shares as to which such person may be deemed to have:
               (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 6,540,451
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 6,540,451

         C. Pershing Square GP, LLC
            (a) May be deemed to have beneficially owned: 2,895,551 shares of Common Stock.
            (b) Percent of class: 4.5%
            (c) Number of shares as to which such person may be deemed to have:
               (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 2,895,551
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 2,895,551

         D. William A. Ackman
            (a) May be deemed to have beneficially owned: 6,540,451 shares of Common Stock.
            (b) Percent of class: 10.1%
            (c) Number of shares as to which such person may be deemed to have:
               (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 6,540,451
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 6,540,451

CUSIP No. 067774109                 13G                    Page 9 of 10 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Investment Manager, in its capacity as the investment advisor or management company to Pershing Square, Pershing Square II and Pershing Square International, has the power to direct the investment activities of each of Pershing Square, Pershing Square II and Pershing Square International in which each of their respective limited partners (or investors in) have economic interests that derive their value, in part, from the receipt of dividends from, or proceeds from the sale of, the shares held for the accounts of their respective funds in accordance with their respective limited partnership interest (or investment percentages) in their respective funds. PS Management is the general partner of the Investment Manager. The General Partner, in its capacity as the general partner to Pershing Square and Pershing Square II, has the power to direct the investment activities of each of Pershing Square and Pershing Square II. Mr. Ackman is the managing member of each of PS Management and the General Partner.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     See Exhibit B

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 067774109                13G                    Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  September 26, 2007

                                        PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
                                        By:  PS Management GP, LLC,
                                             its General Partner


                                        By:  /s/ William A. Ackman
                                             --------------------------
                                             William A. Ackman,
                                             Managing Member

                                        PS MANAGEMENT GP, LLC


                                        By:  /s/ William A. Ackman
                                             --------------------------
                                             William A. Ackman,
                                             Managing Member

                                        PERSHING SQUARE GP, LLC


                                        By:  /s/ William A. Ackman
                                             --------------------------
                                             William A. Ackman,
                                             Managing Member

                                        WILLIAM A. ACKMAN

                                        /s/ William A. Ackman
                                        --------------------------

                                                                      EXHIBIT A
                             JOINT FILING AGREEMENT

               In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting
Persons (as defined in the joint filing), of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Barnes & Noble, Inc., and that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of this 26th day of September, 2007.


                                        PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
                                        By:  PS Management GP, LLC,
                                             its General Partner


                                        By:  /s/ William A. Ackman
                                             --------------------------
                                             William A. Ackman,
                                             Managing Member

                                        PS MANAGEMENT GP, LLC


                                        By:  /s/ William A. Ackman
                                             --------------------------
                                             William A. Ackman,
                                             Managing Member

                                        PERSHING SQUARE GP, LLC


                                        By:  /s/ William A. Ackman
                                             --------------------------
                                             William A. Ackman,
                                             Managing Member


                                        /s/ William A. Ackman
                                        --------------------------
                                        WILLIAM A. ACKMAN

                                                                      EXHIBIT B

                                     ITEM 7


               The Investment Manager is the relevant entity for which PS Management may be considered a parent holding company.

               Each of PS Management and the General Partner is the relevant entity for which Mr. Ackman may be considered a control person.

               Each of PS Management and the General Partner is an investment adviser registered under the Investment Advisers Act of 1940.